SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1995

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Commission file number 1-52

                           SUNBEAM-OSTER COMPANY, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN
                            (Full title of the plan)

                               SUNBEAM CORPORATION
                              2100 New River Center
                           200 East Las Olas Boulevard
                         Fort Lauderdale, Florida 33301
                          (Name and address of issuer)

                                    ANNUAL REPORT
                         Pursuant to Section 15(d)of the
                         Securities Exchange Act of 1934



        The following financial statements and Exhibits are provided herewith as the Annual Report filed pursuant to Section 15(d) of the Securities Exchange Act of 1934 by the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing
Plan:

FINANCIAL STATEMENTS AND SCHEDULES                                        PAGE
                                                                          ----
     Report of Independent Certified Public Accountants.                   F-1

     Statements of Net Assets Available for Benefits as of December 31,
     1995 and 1994.                                                        F-2

     Statements of Changes in Net Assets Available for Benefits for the
     years ended December 31, 1995 and 1994.                               F-4

     Notes to Financial Statements.                                        F-6

     Schedule of Assets Held for Investment Purposes as of December 31,
     1995.                                                                 F-11

     Schedule of Loans or Fixed Income Obligations.                        F-12

     Schedule of Reportable Transactions for the year ended December 31,
     1995.                                                                 F-13

EXHIBITS

     Consent of Arthur Andersen LLP.

                                   SIGNATURES

               THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SUNBEAM-OSTER COMPANY, INC. 401(k)
                                            SAVINGS AND PROFIT SHARING PLAN

                                            By: Sunbeam Corporation, the Plan
                                                Administrator


Dated: June 28, 1996
                                            By: /s/ PAUL M. O'HARA
                                            Paul M. O'Hara, Chief Financial
                                            Officer and Executive Vice
                                            President

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Administrative Committee of the
    Sunbeam-Oster Company, Inc.
    401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
    May 24, 1996.

                           SUNBEAM-OSTER COMPANY, INC.

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994

                                                                       1995
                                --------------------------------------------------------------------------------------
                                                                                           NON-PARTICIPANT
                                                     PARTICIPANT DIRECTED                     DIRECTED
                                ---------------------------------------------------------- ---------------
                                AMERICAN
                                 EXPRESS
                                  TRUST                   IDS NEW   SUNBEAM-OSTER  TEMPLETON
                                 INCOME     IDS MUTUAL   DIMENSIONS COMPANY STOCK   FOREIGN      LOAN
                                 FUND II       FUND         FUND        POOL         FUND        FUND          TOTAL
                                ---------- ------------  ---------- -------------  ---------    ---------   -----------
ASSETS:
  Beneficial interest in
    investment funds            $58,320,372 $12,517,280  $11,542,824   $625,144    $912,756     $   -       $83,918,376

  Participant loans receivable       -           -            -            -            -       4,604,755     4,604,755

  Employer contributions
    receivable                    1,557,798     398,821      552,742     69,836      75,730         -         2,654,927

  Employee contributions
    receivable                      183,823      55,291       77,786     10,931      10,328         -           338,159

  Dividends receivable               -           -           513,515       -            -           -           513,515
                                ----------- -----------  -----------  --------     --------    ----------   -----------
      Net assets available
        for benefits            $60,061,993 $12,971,392  $12,686,867  $705,911     $998,814    $4,604,755   $92,029,732
                                =========== ===========  ===========  ========     ========    ==========   ===========

                                   (CONTINUED)

                           SUNBEAM-OSTER COMPANY, INC.

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994

                                   (CONTINUED)

                                                                       1994
                                --------------------------------------------------------------------------------------
                                                                                             NON-PARTICIPANT
                                                  PARTICIPANT DIRECTED                          DIRECTED
                                ------------------------------------------------------------ ---------------
                                 IDS TRUST                IDS NEW   SUNBEAM-OSTER  TEMPLETON
                                  INCOME    IDS MUTUAL   DIMENSIONS COMPANY STOCK   FOREIGN       LOAN
                                  FUND II      FUND         FUND        POOL         FUND         FUND         TOTAL
                                ----------- ----------   ---------- -------------  ---------    --------    -----------
ASSETS:

  Beneficial interest in
    investment funds            $57,307,809 $11,697,768  $8,858,088   $    -         $  -        $   -      $77,863,665

  Uninvested cash                     8,498       1,124       1,326        -            -            -           10,948

  Participant loans receivable        -           -            -           -            -        193,290        193,290

  Employer contributions
    receivable                    3,943,156     865,225   1,219,647     50,046       89,083          -        6,167,157

  Employee contributions
    receivable                      289,369      70,807     110,908      2,675        5,682          -          479,441

  Dividends receivable                -           -         415,016        -            -            -          415,016
                                ----------- -----------  ----------    -------      -------     --------    -----------
      Total assets               61,548,832  12,634,924  10,604,985     52,721       94,765      193,290     85,129,517

LIABILITIES:
  Excess contributions payable      (25,994)    (10,479)    (11,916)       (99)      (1,906)         -          (50,394)
                                ----------- -----------  ----------    -------      -------     --------   ------------
      Net assets available
        for benefits            $61,522,838 $12,624,445 $10,593,069   $52,622      $92,859     $193,290    $85,079,123
                                =========== =========== ===========   =======      =======     ========    ===========

         The accompanying notes to financial statements are an integral part of these statements.

                           SUNBEAM-OSTER COMPANY, INC.

                     401(K) SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                                       1995
                              ----------------------------------------------------------------------------------------
                                                                                            NON-PARTICIPANT
                                                  PARTICIPANT DIRECTED                        DIRECTED
                              ------------------------------------------------------------- ---------------
                                AMERICAN
                              EXPRESS TRUST              IDS NEW    SUNBEAM-OSTER TEMPLETON
                                 INCOME     IDS MUTUAL  DIMENSIONS  COMPANY STOCK  FOREIGN        LOAN
                                 FUND II       FUND        FUND        POOL         FUND          FUND        TOTAL
                              ------------- ----------  ---------- -------------- ---------    ---------    ----------
ADDITIONS:
  Contributions-
   Employer                     $2,268,043    $530,449    $751,250     $95,336     $103,048     $  -        $3,748,126
   Employee                      2,132,946     701,805     966,532     181,898      192,536        -         4,175,717
  Investment income                 -          625,817     513,515       1,271       48,156      252,599     1,441,358
  Realized and unrealized
    gains (losses), net          3,559,291   1,984,545   2,555,255    (177,419)      17,022        -         7,938,694
                               -----------  ----------   ---------    --------     --------     --------    ----------
      Total additions            7,960,280   3,842,616   4,786,552     101,086      360,762      252,599    17,303,895
                               -----------  ----------   ---------    --------     --------     --------    ----------
DEDUCTIONS:
  Distributions to
    participants                 8,241,025     866,412     793,764       3,184       20,194      321,551    10,246,130

  Administrative fees              103,268       1,886       1,864          43           95        -           107,156
                               -----------  ----------   ---------    --------     --------     --------    ----------
      Total deductions           8,344,293     868,298     795,628       3,227       20,289      321,551    10,353,286
                               -----------  ----------   ---------    --------     --------     --------    ----------
INTERFUND TRANSFERS             (1,076,832) (2,627,371) (1,897,126)    555,430      565,482    4,480,417         -
                               -----------  ----------   ---------    --------     --------     --------    ----------
      Net increase (decrease)
       in net assets available
       for benefits             (1,460,845)    346,947   2,093,798     653,289      905,955    4,411,465     6,950,609

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year   61,522,838  12,624,445  10,593,069      52,622       92,859      193,290    85,079,123
                               ----------- -----------   ---------    --------     --------     --------    ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year        $60,061,993 $12,971,392 $12,686,867    $705,911     $998,814   $4,604,755   $92,029,732
                               =========== =========== ===========    ========     ========    ==========  ===========

                                   (CONTINUED)


                           SUNBEAM-OSTER COMPANY, INC.

                     401(K) SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                   (CONTINUED)

                                                                   1994
                          ----------------------------------------------------------------------------------------
                                                            PARTICIPANT DIRECTED
                          ----------------------------------------------------------------------------------------
                                                                                                SUNBEAM-
                                                                                                 OSTER
                                           IDS TRUST                                  IDS NEW   COMPANY  TEMPLETON
                           IDS MANAGED      INCOME        IDS MUTUAL   IDS STOCK    DIMENSIONS   STOCK    FOREIGN
                           INCOME FUND      FUND II          FUND         FUND         FUND       POOL      FUND
                          ------------    -----------    -----------   ----------   ----------  -------  ---------
ADDITIONS:
   Contributions-
      Employer            $     70,419    $ 3,993,181    $   838,828   $  (10,465) $ 1,167,322  $50,046   $89,083
      Employee                 730,439      1,124,821        563,939      282,151      833,979    2,576     3,776

   Investment
     income                         34             27      1,073,996      319,301      428,479      -       -

   Realized and
     unrealized
     gains (losses),
     net                     1,246,615      1,518,239     (1,423,634)    (408,718)    (629,420)     -       -
                          ------------    -----------    -----------   ----------  -----------  -------   -------
        Total
          additions          2,047,507      6,636,268      1,053,129      182,269    1,800,360   52,622    92,859
                          ------------    -----------    -----------   ----------  -----------  -------   -------
DEDUCTIONS:
   Distributions to
     participants            2,245,532      1,634,725        681,475      131,141      388,759      -       -

   Administrative
     fees                       42,004         35,767          1,314          386          869      -       -
                          ------------    -----------    -----------   ----------  -----------  -------   -------
        Total
          deductions         2,287,536      1,670,492        682,789      131,527      389,628      -       -
                          ------------    -----------    -----------   ----------  -----------  -------   -------
INTERFUND TRANSFERS        (47,322,726)    56,557,062       (818,498)  (2,227,541)     (16,080)     -       -
                          ------------    -----------    -----------   ----------  -----------  -------   -------
        Net increase
          (decrease)
          in net assets
          available for
          benefits         (47,562,755)    61,522,838       (448,158)  (2,176,799)   1,394,652   52,622    92,859

NET ASSETS AVAILABLE
  FOR BENEFITS,
    beginning of year       47,562,755         -          13,072,603    2,176,799    9,198,417      -       -
                          ------------    -----------    -----------   ----------  -----------  -------   -------
NET ASSETS AVAILABLE
  FOR BENEFITS,
    end of year           $      -        $61,522,838    $12,624,445   $     -     $10,593,069  $52,622   $92,859
                          ============    ===========    ===========   ==========  ===========  =======   =======

                            [RESTUB OF ABOVE TABLE]

                                           1994
                          -----------------------------------------
                                   NON-PARTICIPANT DIRECTED
                          -----------------------------------------
                                             SPRINGSFIELD
                              OSTER           INSTRUMENT
                           GIC POOLED           CIGNA        LOAN
                              FUND           POOLED FUND     FUND        TOTAL
                           ----------        -----------   --------   -----------
ADDITIONS:
   Contributions-
      Employer             $     -           $   (5,113)   $   -      $  6,193,30
      Employee                   -               -             -        3,541,681

   Investment
     income                   110,365            61,604      23,597     2,017,403

   Realized and
     unrealized
     gains (losses),
     net                         -                -            -          303,082
                          -----------        ----------   ---------   -----------
        Total
          additions           110,365            56,491      23,597    12,055,467
                          -----------        ----------   ---------   -----------
DEDUCTIONS:
   Distributions to
     participants             540,477            11,450      16,160     5,649,719

   Administrative
        fees                      -               -            -           80,340
                          -----------        ----------   ---------   -----------
        Total
          deductions          540,477            11,450      16,160     5,730,059
                          -----------        ----------   ---------   -----------

INTERFUND TRANSFERS        (3,498,381)       (2,548,867)   (124,969)        -
                          -----------        ----------   ---------   -----------
        Net increase
          (decrease)
          in net assets
          available for
          benefits         (3,928,493)       (2,503,826)   (117,532)    6,325,408

NET ASSETS AVAILABLE
  FOR BENEFITS,
    beginning of year       3,928,493         2,503,826     310,822    78,753,715
                          -----------        ----------   ---------   -----------
NET ASSETS AVAILABLE
  FOR BENEFITS,
    end of year           $       -          $    -       $ 193,290   $85,079,123
                          ===========        ==========   =========   ===========

         The accompanying notes to financial statements are an integral part of these statements.

                           SUNBEAM-OSTER COMPANY, INC.

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

(1)  PLAN DESCRIPTION:

     The following description of the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

BACKGROUND-

     The Plan was established effective January 1, 1991, and is sponsored by Sunbeam Americas Holdings, Limited ("SAHL") and administered by Sunbeam Corporation ("Sunbeam" or the "Company"; formerly, Sunbeam-Oster Company, Inc.). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

PARTICIPATION IN THE PLAN-

     An employee who (a) has completed 1,000 or more hours of employment during the twelve-month period following employment and (b) has attained age 21 is eligible to participate in the Plan. After the first anniversary of an employee's hire date, hours for eligibility purposes are counted based on the calendar year. Employees may enter the Plan on the first day of any calendar month after eligibility requirements have been met.

     Additionally, as of July 1, 1991, the following plans (the "Prior Plans") were merged into and consolidated with the Plan:

     a. The Springfield Instrument Company Division of Sunbeam Corporation Profit Sharing Plan,

     b. The Northern Electric Company Division of Sunbeam Corporation Profit Sharing Plan,

     c. Savings and Investment Plan for Allegheny International, Inc. and Member Companies,

     d. Sunbeam Corporation Profit Sharing Plan for its Hanson Scale Company Division,

     e. Sunbeam Corporation Profit Sharing Plan for its Sunbeam Leisure Products Division, and

     f.  Oster Division of Sunbeam Corporation Employees' Profit Sharing Plan.

     As part of the merger, employees who were participants in the Prior Plans at the time of the merger became participants in the Plan.

     Plan entry for rehired employees who were formerly eligible employees of the Plan occurs immediately upon reemployment. Employees who have been rehired and were not formerly participants in the Plan are treated as new employees for purposes of determining eligibility. The Plan is open to all U.S. employees of Sunbeam except employees who are covered under a collective bargaining agreement (unless coverage is specifically negotiated) and hourly employees earning benefits under a defined benefit pension plan sponsored by SAHL.

CONTRIBUTIONS TO THE PLAN-

      There are four active sources of contributions to the Plan. These sources include (1) employee basic before-tax contributions, (2) employee supplemental before-tax contributions, (3) employer matching contributions and (4) employer profit sharing contributions.

EMPLOYEE BASIC AND
SUPPLEMENTAL BEFORE-TAX CONTRIBUTIONS-

     Employees who are participants in the Plan may elect to contribute 1% to 4% (basic) and up to an additional 6% (supplemental) of their eligible compensation, as defined, through payroll deductions. In 1995 and 1994, qualified employees could contribute up to $9,240, subject to certain Plan and IRC limitations. Amounts contributed by participants are fully vested at all times.

EMPLOYER MATCHING AND
PROFIT SHARING CONTRIBUTIONS-

     Employer matching contributions are amounts funded by the Company and are based on employees' contributions. The Company's policy is to make matching contributions equal to 100% of the first 2% of participants' basic before-tax contributions and 50% of the next 2% (or up to 3% of participants' eligible compensation) for the applicable Plan year.

     Each plan year, the Company may make discretionary profit sharing contributions to the Plan. The contributions, if any, would be based on the performance of Sunbeam and of each business unit or division.

     The matching and profit sharing contributions are 100% vested if a participant actively employed by the Company reaches his retirement date, dies or becomes disabled. Otherwise, the matching and profit sharing contributions are subject to the following vesting schedule:

               YEARS OF SERVICE                         VESTED PERCENTAGE
               ----------------                         -----------------
              Less than 3 years                                 0%
              3 but less than 4 years                           25
              4 but less than 5 years                           50
              5 or more years                                  100

     Participants in Prior Plans who had a more favorable vesting schedule under Prior Plan provisions vest in matching and profit sharing contributions according to the Prior Plans' schedules. All service with Sunbeam, its predecessor company or any of its subsidiaries is considered in determining a participant's vested percentage.

     Company matching contributions are funded and credited to participants' accounts quarterly. Profit sharing contributions are funded and credited to participants' accounts by May of the calendar year following the year in which basic and supplemental contributions are made. No matching or profit sharing contributions will be credited to employees who terminate employment (other than through retirement, disability or death) prior to December 31 (the last day of the Plan year). The Company's policy is to fund its contribution in cash in an amount net of forfeitures.

     Although the Company does not currently intend to terminate the Plan, it may do so at any time. In the event of termination, participants will become fully vested in their accounts.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING-

     The financial statements of the Plan have been prepared using the accrual basis of accounting.

CONTRIBUTIONS-

     Employer contributions are recorded in the financial statements when accrued by the Company. Employee contributions are accrued at the time of employee withholdings. Contributions are credited to participants' accounts based on their investment elections effective as of the date the contributions are actually paid.

INCOME RECOGNITION-

     Investment income consists of interest and dividends. Interest on investments is recognized in the period earned, while dividends are recorded as of the ex-dividend date.

     Gains and losses on sales of investments are recognized when realized, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Purchases and sales of investments are recorded on a trade-date basis. Realized and unrealized gains and losses are presented in accordance with the Department of Labor reporting rules and, as such, are netted in the financial statements.

     The income or loss of each fund, including the change in market value of investments, is allocated to participants' accounts based on their proportionate interest in the total assets of the Plan.

ADMINISTRATIVE EXPENSES-

     Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid by the Plan.

(3)  INVESTMENTS:

TRUST FUNDS HELD BY IDS TRUST COMPANY-

     In accordance with a trust agreement between Sunbeam and American Express Trust Company ("AMEX" or the "Trustee"; prior to January 1, 1995, known as IDS Trust Company ("IDS")), AMEX, holds the Plan's investment funds. Each participant's basic and supplemental contributions, employer matching and profit sharing contributions, and any income attributable to each is invested by the Trustee in accordance with the election made by the participant among those investment funds selected and authorized by Sunbeam.

     A participant may select from active investment funds in any increments of 1% to total 100%. Contributions for participants who do not make an election are automatically invested in the American Express Trust Income Fund II. As of December 31, 1995, the following options were available to participants:

      AMERICAN EXPRESS TRUST INCOME FUND II--A collective fund which invests in guaranteed investment contracts, bank investment contracts, stable value contracts and short-term investments.

      IDS MUTUAL FUND--A balanced mutual fund seeking current income and capital growth through investments in stocks and bonds.

      IDS NEW DIMENSIONS FUND--An equity growth mutual fund invested in a portfolio of common stocks with an investment objective of long-term capital growth.

      SUNBEAM-OSTER COMPANY STOCK POOL--A pooled fund which invests in Sunbeam common stock. As of January 1, 1995, when this investment option became available to participants, the price to invest in the pool was established at $10 per unit, and the per unit price fluctuates based on the market value of the underlying investments.

      TEMPLETON FOREIGN FUND--A mutual fund which invests primarily in common stocks and debt obligations of companies and governments outside of the United States. This investment became an option effective January 1, 1995.

     During 1994, AMEX held the IDS Managed Income Fund (renamed as the IDS Trust Income Fund II as of July 1994 and as American Express Trust Income Fund II as of January 1, 1995), the IDS Mutual Fund, the IDS Stock Fund, the IDS New Dimensions Fund, the Oster GIC Pooled Fund, the Springfield Instrument CIGNA Pooled Fund and the Loan Fund. Participants' investments in the IDS Stock Fund as of December 31, 1994 were liquidated and transferred to the IDS Income Fund II, as the IDS Stock Fund was no longer an available investment option as of January 1, 1995. The Oster GIC Pooled and the Springfield Instrument CIGNA Pooled Funds, which consisted of guaranteed investment contracts ("GICs") transferred in from the Prior Plans concurrent with the merger, matured in 1994.

     Funds may be temporarily invested in the IDS Trust Cash Fund until an investment is made in one of the aforementioned funds or a disbursement occurs. No amounts were invested in the IDS Trust Cash Fund at December 31, 1995 and 1994.

     All investments, other than the Loan Fund, are stated at fair value based on quotations obtained from active markets (such as national securities exchanges or certain dealers making a market in over-the-counter securities) as of the last business day of the year. Loan Fund investments are carried at cost, which approximates fair market value.

     As of December 31, 1995 and 1994, the Plan held the following investments with AMEX:

                                            1995                      1994
                                  ------------------------  -------------------------
NAME OF INVESTMENT OPTION             COST       MARKET        COST         MARKET
- -------------------------         -----------  -----------  -----------   -----------
American Express Trust Income
   Fund II                        $55,193,048  $58,320,372  $57,673,399   $57,307,809
IDS Mutual Fund                    11,664,567   12,517,280   12,904,382    11,697,768
IDS New Dimensions Fund             9,784,108   11,542,824    9,180,628     8,858,088
Sunbeam-Oster Company Stock Pool      723,926      625,144        -             -
Templeton Foreign Fund                906,461      912,756        -             -
Loan Fund                           4,604,755    4,604,755      193,290       193,290
                                  -----------  -----------  -----------   -----------
                                  $82,876,865  $88,523,131  $79,951,699   $78,056,955
                                  -----------  -----------  -----------   -----------

(4)  LOANS AND WITHDRAWALS:

LOANS-

     Effective January 1, 1995, participants are permitted to borrow up to 50% of their vested interest in their Plan accounts up to $50,000. Prior to 1995, the Plan did not allow for the granting or renewal of loans. Existing loans from Prior Plans are administered in accordance with the provisions of the Prior Plans.

WITHDRAWALS-

     Participants may make withdrawals from the Plan in accordance with Plan provisions and the IRC. Withdrawals of employee before-tax contributions are permitted in cases of financial hardship, as defined, under the terms of the Plan and are subject to federal tax withholding requirements and penalties. Withdrawals of certain employee after-tax contributions transferred into the Plan from Prior Plans are allowed, subject to the limitations of the Prior Plans and the IRC. Withdrawals are taken pro rata from the investment funds.

(5)  DISTRIBUTIONS:

     A final distribution may be paid to a participant in the Plan, or to the participant's beneficiaries, in the event of retirement, death, total and permanent disability, or other termination of employment, in accordance with the terms of the Plan. Participants who terminate employment and have account balances of less than $3,500 receive final distributions of the vested value of their accounts as soon thereafter as practicable. Distributions prior to retirement, death or disability are subject to federal income tax withholding requirements and penalties.

     Distributions for participants who terminate, retire, die or become disabled are paid in a lump sum, unless the participant specifically requests and the Prior Plan, if applicable, allows installment payments. Sunbeam and the participant are responsible for ensuring that the minimum required distribution rules of the IRC are met by participants over age 70-1/2.

(6)  RECONCILIATION TO FORM 5500:

     As of December 31, 1995 and 1994, the Plan had approximately $64,535 and $-0-, respectively, of pending distributions to participants who elected to withdraw from the Plan. In accordance with generally accepted accounting principles, such amounts are included as a component of net assets available for plan benefits in the accompanying statements of net assets available for benefits, while, in accordance with the Department of Labor's Rules and Regulations, such amounts are reflected as benefit payments and benefit claims payable in the Plan's Form 5500.

(7)  QUALIFICATION OF THE PLAN:

     The Internal Revenue Service has determined and informed the Company by a letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

     Testing of the Plan's compliance with anti-discrimination federal tax requirements for the 1994 Plan year showed that refunds of excess employee deferral contributions (including earnings) were necessary to allow the Plan to comply with such requirements. Excess contributions payable as of December 31, 1994 of $50,394 are recorded as a liability of the Plan in the statements of net assets available for benefits. This amount was paid to participants in 1995.

     Under present federal income tax laws and regulations, and as long as the Plan is a qualified plan, participants are not subject to federal income taxes on employer or employee before-tax contributions, net investment income or gains (losses) until withdrawn under the terms of the Plan.

                           SUNBEAM-OSTER COMPANY, INC.

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                          ITEM 27A - SCHEDULE OF ASSETS

                          HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995

                                            NUMBER OF
                                          SHARES, UNITS
              DESCRIPTION                  OR PAR VALUE      COST          MARKET
- ----------------------------------------- -------------   -----------   -----------
American Express Trust Income Fund II*       3,770,708    $55,193,048   $58,320,372
IDS Mutual Fund *                              957,047     11,664,567    12,517,280
IDS New Dimensions Fund*                       667,996      9,784,108    11,542,824
Sunbeam-Oster Company Stock Pool*               97,125        723,926       625,144
Templeton Foreign Fund                          99,429        906,461       912,756
Loan Fund (at interest rates ranging from
    9.5% to 11.5%)                           4,604,755      4,604,755     4,604,755
                                                          -----------   -----------

                                                          $82,876,865   $88,523,131
                                                          ===========   ===========

*Represents a party-in-interest to the Plan.

                           SUNBEAM-OSTER COMPANY, INC.

                     401(K) SAVINGS AND PROFIT SHARING PLAN

            ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                              DECEMBER 31, 1995 (1)

                                                  AMOUNT RECEIVED DURING                 DATES
                                      ORIGINAL        REPORTING YEAR        UNPAID       FIRST
                                        AMOUNT    ----------------------  BALANCE AT    PAYMENT                  INTEREST    AMOUNT
   IDENTITY OF OBLIGOR                 OF LOAN    PRINCIPAL     INTEREST  END OF YEAR     DUE        MATURITY      RATE     OVERDUE
- -------------------------------       --------    ---------    ---------  -----------   --------     --------    --------   -------
Cooper, Linda S. ###-##-####           $ 1,100      $  302       $ 32       $   798     06/09/95     05/09/96       10%      $  326
Standard, James ###-##-####            $25,000      $   57       $208       $24,943     09/29/95     08/29/00       10%      $1,251
Lindsey, Nancy ###-##-####             $ 2,000      $    0       $  0       $ 2,000     09/01/95     08/01/98       10%      $  194
Chavez, Rita ###-##-####               $ 2,435      $   89       $  3       $   185     07/05/91     03/24/95       11%      $  185
Lee, Kathy J. ###-##-####              $ 7,281      $1,668       $183       $   999     07/05/91     06/21/98       11.5%    $  131
Lee, Kathy J. ###-##-####              $ 3,103      $    0       $  0       $    53     07/05/91     06/21/94       10%      $   53
Simmons, Carolyn I. ###-##-####        $11,600      $  454       $376       $ 8,333     07/05/91     06/16/01        9.5%    $  658

Note:

(1) This schedule lists loans determined to be in default or uncollectible, as defined in the IRS employee benefit plan filing requirements.

                           SUNBEAM-OSTER COMPANY, INC.

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                 FOR THE YEAR ENDED DECEMBER 31, 1995 (1)(2)(3)

                                                                                                                CURRENT
                                                                                                                VALUE OF
                                                                                                               ASSETS ON
                                                                         PURCHASE      SELLING     COST OF    TRANSACTION
  IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSETS            PRICE         PRICE       ASSETS        DATE      NET GAIN
- ------------------------------  -------------------------------------  -----------    ---------- -----------  -----------   --------
American Express Trust Company  American Express Trust Income Fund II  $14,523,470    $    -     $14,523,470  $14,523,470   $  -

American Express Trust Company  American Express Trust Income Fund II
                                                                           -          14,259,060  13,884,169   14,259,060    374,891
American Express Trust Company  IDS Mutual Fund                          3,842,826         -       3,842,826    3,842,826      -

American Express Trust Company  IDS Mutual Fund                            -           5,024,592   5,082,642    5,024,592     58,050

American Express Trust Company  IDS New Dimensions Fund                  5,707,966         -       5,707,966    5,707,966      -

American Express Trust Company  IDS New Dimensions Fund                    -           5,579,317   5,104,487    5,579,317    474,830

NOTES:

(1) Transactions included herein represent transactions or a series of transactions in securities of the same issue or with respect to the same issuer in excess of 5% of the current value of the Plan assets at the beginning of the year.

(2) This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold within the Plan year.

(3) Transactions represent party-in-interest transactions.